

02007980

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OCT 07 2002

REPORT FOR THE PERIOD BEGINNING 08/01/01 (MM/DD/YY) AND ENDING 07/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Williams & Sherwood Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Newport Center Drive, Suite 400
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 11 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar, Milner, Reehl & Williamson, LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place, Third Floor (Address) Newport Beach (City) CA (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven J. Sherwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Williams & Sherwood Investments, as of July 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



SUNNIE J. JUAREZ
Commission # 1266732
Notary Public - California
Orange County
My Comm. Expires Jun 8, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CWS
CAPITAL
PARTNERS
LLC

AN INVESTMENT MANAGEMENT COMPANY

September 27, 2002

NASD Regulation, Inc./Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

Re: Clayton, Williams & Sherwood Investments
SEC File No: 8-40494

Dear Ms. Lawrence,

Per our phone conversation on Friday 9/27/02, I have attached the completed form X-17A-5, Part III with an incorrect signature. Either Mr. Steven J. Sherwood or Mr. Byron L. Williams must sign this form. Instead we originally had Mr. Gary Carmell sign form X-17A-5 part III not knowing that Mr. Sherwood or Mr. Williams should be the only signers for this entity. We realized this when Ms. Sunnie Juarez (Notary Public) started to notarize this report.

Your suggestion was to federal express the audited report along with what we had on form X-17A-5 part III, and then follow this up with the accepted signature. Both Mr. Sherwood and Mr. Williams were unavailable to sign form X-17A-5 via a fax, therefore I am attaching the original signature of Mr. Gary Carmell.

Thank you for answering my questions regarding the deadline and acceptance of an original signature. I appreciate your time and have made notes so that the next filing deadline will happen without problems or delays.

Sincerely,

Wanda Beard

Wanda Beard
Senior Accountant

CWS CAPITAL PARTNERS LLC
800 NEWPORT CENTER DRIVE, SUITE 400 • NEWPORT BEACH, CALIFORNIA 92660
949.640.4200 • FAX: 949.640.4931